[Letterhead of Shumaker, Loop & Kendrick, LLP]

September 30, 2005

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Re:	DrugMax, Inc. Preliminary Information Statement on Schedule 14C, Filed September 27, 2005 File No. 1-15445

Dear Mr. Riedler:

On behalf of DrugMax, Inc. (the “Company”), we hereby confirm that the Company will clarify in its definitive information statement on Schedule 14C being filed today that “other than as mentioned in this information statement, the Company has no additional plans, arrangements, agreements or understandings to issue any additional shares of common stock at this time.” Please contact the undersigned with any further questions or comments.

Very truly yours,

/s/ Julio C. Esquivel

Julio C. Esquivel